UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

June 2006 - September 2006

Commission File Number

0-26636

MIRANDA GOLD CORP.

Unit 1 – 15782 Marine Drive, White Rock, BC Canada V4B 1E6

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]    Form 40 F  [   ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]    No   [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release June 1, 2006 – Miranda Personnel Changes

Press Release June 20, 2006 – JV Partner now drilling Redlich project

Press Release July 13, 2006 – Miranda Signs Letter of Intent to Joint Venture Red Canyon

Material Change Report – Miranda / Romarco Letter of Intent to Joint Venture

Press Release August 10, 2006 – Miranda Gold Corp. Announces Board Appointment

Press Release September 6, 2006 – Drilling Commences on Miranda’s Red Hill Property

Interim Financial Statements for the nine months ended May 31, 2006

Management Discussion & Analysis for the nine months ended May 31, 2006

CEO and CFO Certification of Interim Financial Statements

DESCRIPTION:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA GOLD CORP.

(Registrant)

Date  September 7, 2006

By “Doris Meyer”

      (Signature)

 Doris Meyer,Chief Financial Officer and Corporate Secretary